Exhibit 3.1

PROMISSORY NOTE

__________, 20___	________, Florida

For value received, Rebuild Miami-Edgewater, LLC, a Florida limited liability company(the “Borrower”), promises to pay to the order of ___________________ (the “Lender”), the sum of FIVE THOUSAND AND NO/100 U.S. Dollars ($5,000.00) (the “Indebtedness”).

Principal. The principal of the Indebtedness shall be paid in a single lump sum on the seventh (7th) anniversary of the date of this Note.

Interest. The Indebtedness shall accrue interest at a fixed rate of eight percent (8%) per annum, paid quarterly. All computations of the interest rate under the Notes will be made on the basis of a 360-day year of twelve 30-day months and calculated based on the actual number of days elapsed. In the event that any interest rate provided under the Notes are determined to be unlawful, such interest rate will be computed at the highest rate permitted by applicable law. Any payment by the investor of any interest amount in excess of that permitted by law will be considered a mistake, with the excess to be applied to the principal amount without prepayment premium or penalty.

Payments. For satisfaction in full of this Note, Borrower shall make payment to Lender at ________________________ or such other location as may be designated in writing by Lender. Payments received by the Lender shall be applied in the following order of priority: (a) interest due under the Note; and (b) principal due under the Note.

Prepayment. We may at any time prepay all or any part of the outstanding principal amount and any accrued and unpaid interest thereon, without penalty or premium, with prepayments being applied first to outstanding interest, and then to principal.

Late Charges. If any payment required by this Note is not received by Lender within five (5) calendar days after the due date, the Borrower shall be obligated to pay a late charge in the amount of 10% of the overdue payment. Borrower acknowledges that the late charge represents a reasonable estimation of the expenses of Lender incurred as a result of such lateness. Acceptance by the Lender of any late payment without an accompanying late charge shall not be deemed a waiver of the Lender’s right to collect a late charge for that payment or any subsequent late payment received.

Optional Early Redemption. Lender may request early redemption at any time after the initial 24-month term by providing at least 90 days’ prior written notice. Subject to available funds, Borrower may return the funds to the Lender upon expiration of the 90-day notice period subject to a penalty of 5% of the principal amount being returned. After 48 months, Borrower may request redemption of its Note with 90 days’ notice without penalty subject to availability of cash on hand, without penalty. Lender’s cash position and the availability of sufficient cash, inclusive of working capital and debt reserves, to return to investors will be based on monies that are available at such time in a liquid account, as we determine in our sole discretion. If we do not have available funds to honor a redemption request upon expiration of the 90-day period, Borrower will honor the redemption request and return the Lender’s funds as soon as cash becomes available.

Event of Default. Notwithstanding the Maturity Date, the entire principal balance due under this Note, together with accrued and unpaid interest, if any, may be accelerated and become due and payable immediately, at the Lender's option, upon written notice to Borrower to cure such default and further upon the occurrence of any “Event of Default”, which is defined as any of the following:

(a)                Failure to Pay Principal. The Borrower fails to pay the principal payment on its due date, and such failure continues for a period of ten (10) days after the due date.

(b)                Failure to Pay Interest. Failure and any accrued and unpaid interest due hereunder, and such default is not cured within 30 days.

(c)                Breach of Covenant. Breach by the Borrower of any covenant of this Note, and such breach is not cured within 60 days after receipt of notice. Notice of a default relating to breach of covenant must be sent to by holders of at least 50.1% of the principal amount of the Notes.

(d)                Bankruptcy. Filing by the Borrower, or their affiliate, of a voluntary petition under the United States Bankruptcy Code, or under any other insolvency act or law, state or federal, now or hereafter existing; or any action indicating the Borrower’s consent to, approval of, or acquiescence in, any such petition or proceeding; or the Borrower’s consent to the appointment of a receiver or trustee for all or a substantial part of their respective properties; or the making of an assignment to the benefit of the creditors on behalf of the Borrower; or the Borrower's inability or the admission in writing of its or his inability to pay debts as they mature.

(e)                Insolvency Etc. Filing of an involuntary petition against the Borrower under the United States Bankruptcy Code, or under any other insolvency act or law, state or federal, now or hereafter existing; or the involuntary appointment of a receiver or trustee for all or a substantial part of the Borrower's property; or the issuance of a warrant of attachment, execution or similar process against any substantial part of such properties, which remains undismissed, unbonded or undischarged sixty (60) days’ after issuance.

Notwithstanding anything to the contrary herein, any Event of Default shall allow the Lender to: (a) accelerate the maturity of this Note and demand immediate payment of all outstanding principal and accrued interest, and other sums due hereunder, and (b) immediately exercise and pursue any rights, privileges, remedies and powers as provided in this Note or under law. Additionally, the Holder may resort to every other right or remedy available at law or in equity without first exhausting the rights and remedies contained herein, all in the Holder’s sole discretion. Failure of the Holder, for any period of time or on more than one occasion, to exercise its option to accelerate the Maturity Date shall not constitute a waiver of the right to exercise the same at any time during the continued existence of any Event of Default or any subsequent Event of Default.

Acceleration Upon Default. If the Borrower fails to pay on its due date any payment of principal or interest on this Note or any other indebtedness or liability of the Borrower to the Lender, the entire balance of principal with accrued interest on this Note shall at the Lender’s option thereupon become due and payable.

Collection Costs. Borrower shall pay all of the Lender’s direct and actual out of pocket expenses incurred to enforce or collect any amounts due under this Note, including, without limitation, reasonable attorneys’ fees and expenses, whether incurred in any trial, arbitration, administrative proceeding, post-judgment collection proceeding or in any appellate or bankruptcy proceeding.

No Waiver. The Lender’s failure to accelerate the Note or exercise any other remedies under the Note shall not be deemed a waiver of Lender’s rights to exercise any such remedies in connection with the initial default or any subsequent default.

Security. Borrower acknowledges that this Note is secured by a mortgage on real property (the “Mortgaged Property”), and the Borrower is bound by the terms of such mortgage in connection with the loan evidenced by this Note. All taxes have been paid with respect to the recording of the mortgage.

Merger. Borrower acknowledges that Lender is permitted to consolidate its assets or merge with another entity, as well as sell all or substantially all its assets to another entity.

Modification. Borrower may not make any of the following changes without prior written approval from Lender:

•	change the stated maturity of the principal of or interest on the Notes;

•	reduce any amounts due on the Notes;

•	reduce the amount of principal payable upon acceleration of the maturity of a security following a default;

•	change the place or currency of payment on the Notes;

•	impair right to sue for payment;

•	adversely affect any rights to convert or exchange any Note in accordance with its terms;

•	reduce the percentage of holders of Notes whose consent is needed to waive to waive certain defaults; and

•	modify any other material aspects of the provisions of the Notes dealing with modification and waiver of past defaults, or the waiver of certain covenants.

Liability and Waivers. Borrower acknowledges that if more than one person signs this note, all such persons are jointly and severally liable for the obligations due Lender under this Note, and that the Lender may elect to enforce its rights under the note against each person individually or all persons collectively. Borrower waives presentment, protest, notice of dishonor and demand for payment. Borrower waives all exemptions as to the obligations evidenced by this Note and waives any discharge or defenses based on suretyship or impairment of collateral or of recourse. Borrower waives any rights to require the Lender to proceed against any other person or any collateral before proceeding against the Borrower. Borrower agrees that the Lender may extend, modify or renew this Note or make a novation of the loan evidenced by this Note for any period and grant any releases, compromises or indulgences with respect to any collateral securing this Note, all without notice to or consent of Borrower and without affecting the liability of Borrower.

Miscellaneous Provisions. Assignment. This Note and the mortgage shall inure to the benefit of and be binding upon the parties and their respective heirs, legal representatives, successors and assigns. The Lender’s interests in and rights under this Note are freely assignable, in whole or in part, by the Lender. Borrower shall not assign its rights and interest hereunder without the prior written consent of the Lender, and any attempt by Borrower to assign without the Lender’s prior written consent is null and void. Severability. If any provision of this Note shall be prohibited or invalid under applicable law, such provision shall be ineffective but only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note. Governing Law. This note shall be governed by the laws of the State of Florida. Time of the Essence. Time is of the essence regarding all terms of this Note.

[Signature Page Follows]

REBUILD MIAMI-EDGEWATER, LLC, a Florida Limited Liability Company:

By:
Name:
Title: